SIDERURGICA VENEZOLANA "SIVENSA", S.A.

Caracas, July 29, 2008

08004276

COMMISION FILE
No. 82-3080

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed document is being furnished by Sivensa pursuant to its exemption from Section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of the sole page of document enclosed herewith.

Very Truly Yours,

Victor R. Vera Romero
Alternate Judicial Representative

PROCESSED
AUG 14 2008
THOMSON REUTERS

Av. Venezuela, Torre América, piso 11, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707.62.00 (Master), Fax: (0212) 707.63.52
Caracas – Venezuela

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707.62.80
Fax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

FOR IMMEDIATE DISTRIBUTION

SIVENSA REPORTS RESULTS FOR THE THIRD QUARTER OF THE FISCAL YEAR

Caracas, July 23, 2008. Siderúrgica Venezolana "SIVENSA" S.A. reported consolidated sales of US$ 349 million during the third quarter of the 2008 fiscal year, which ended on June 30, 2008. This figure is 44% higher than the sales recorded for the same quarter of the preceding fiscal year. The operating profit was US$ 64 million, compared to US$ 43 million for the April-June 2007 period. The net profit attributable to Sivensa shareholders was US$ 27 million, compared to a net profit of US$ 37 million for the same period of the preceding fiscal year. The lower net profit is due to the fact that during the same period of the prior fiscal year the company received approximately US$ 29 million in income from the sale of Ternium shares.

Higher sales were mainly due to higher briquettes' export prices, increased volumes of domestic sales, and, to a lesser extent, to higher prices of some products manufactured by Sidetur. Steel prices have substantially risen worldwide in response to higher raw materials costs.

The Operating Profit increased by 47% with respect to the same period of the prior year. This rise is mainly explained by the above mentioned increase in sales, as well as by the receipt of US$ 6 million in proceeds from a portion of the indemnity insurance collected in connection with the settlement of the dispute concerning the Ythan ship[1].

During the quarter, *Interest and other financing costs* were US$ 27 million, compared to financing costs of US$ 12 million for the April-June 2007 quarterly period. The variation in this line item was mainly due to the early amortization of US$ 11 million corresponding to the balance of expenses and commissions paid in connection with the IBH debt restructuring transaction, as was timely reported in our press release dated July 1st, 2008.

[1] As indicated in our Shareholders Report for the first quarter of fiscal year 2007, in December 2006 the company paid US $8 million to fulfill the terms of the settlement agreement related to the Ythan ship.

In addition, *Taxes* shows a reduction from US$ 22 million during the April-June 2007 quarterly period to US$ 7 million during the quarter under analysis. This variation results from a comparison of taxes paid during this quarter and during the April-June quarter of the prior fiscal year, when additional income was received from the sale of a portion of the Sidetur share in Ternium.

In the Balance Sheet, Current Assets show US$ 65 million under *Restricted Funds in Trust*, corresponding to the dividend in kind that is still pending payment. An alternative form of payment will be proposed during the upcoming Special Shareholders Meeting to be held on July 28.

Under Long Term Liabilities, the *Long-term loans payable* item has decreased from US$ 457 million at June 30, 2007 to US$ 90 million at June 30, 2008. This variation reflects the decreased debt of the IBH subsidiary, which is discussed in more detail below. Pertaining to the same debt restructuring process, under the Shareholders' equity accounts, the *Difference between reasonable value and cost of subsidiary shares* item has increased from US$ 130 million at June 30, 2007 to US $333 million at June 30, 2008. This variation reflects the difference between the amount paid to execute the call option and the net worth value of the additional shares acquired in IBH de Venezuela by executing said call option. As a result of the execution of this call option, as of June 30 IBH became the sole shareholder of IBH de Venezuela.

<u>MARKETS</u>

The Venezuelan construction industry, whose supply is Sidetur's main priority, has continued to show the steady level of activity that has characterized it for the past four years, primarily due to infrastructure works undertaken by the government, as well as to ongoing activity in the private sector, which is engaged in the construction of housing projects, office buildings and malls in major Venezuelan cities.

International prices for long steel products recorded increases between 25% and 60%, while briquettes prices rose approximately 70%. These rises are consequence of the higher raw materials' costs, the increased international demand and the tightened inventories in both product lines.

In the briquettes market, the average FOB price of the IBH briquette at the Port of Palúa was US$ 423.12/MT, compared to US$ 250.68/MT for the same period of the preceding fiscal year (April-June 2007) and US$ 294.79/MT[2] during the preceding quarter (January-March 2008). IBH subsidiaries have closed sales for the current quarter (July-September) at a higher average FOB price of US$ 600/MT.

ANALYSIS BY BUSINESS SECTOR

Steel

Sidetur's sales for the April-June 2008 quarter were US$ 170 million, 41% higher than its sales for the same period of the preceding fiscal year. This increase is primarily due to the higher costs of raw materials (briquettes and metallic scrap) and direct materials such as ferroalloys and electrodes, which strongly impacted prices. The higher volume of steel products placed in the domestic market in terms of metric tons also contributed to drive this rise. Concerning this aspect of the results, the increase in sales of structural products is particularly noteworthy.

Quality assurance testing of the emissions control system at the Casima steel mill located in Puerto Ordaz began on June 22, following a shutdown of sixteen weeks during which additional equipment was installed, including a transformer with greater capacity, a new graphite and oxygen injection system, and a new continuous caster torch cutting system. The upgraded equipment at the Casima steel mill, representing an investment of approximately US$ 25 million, allows this operational center to meet international environmental standards while at the same time increasing its capacity to fill the growing domestic demand for steel products.

Pre-reduced iron

IBH recorded sales of US$ 148 during the April-June 2008 period, compared to sales of US$ 133 million during the same quarter of the preceding year. The combined production of the Venprecar and Orinoco Iron plants was 458,590 MT, 9% lower than their joint production for the same quarter of the 2007 fiscal year. This decreased production is primarily due to the dearth of pellets for the Venprecar plant. Despite being able to import 33,845 MT of pellets during the period, the total volume of pellets received (from both

[2] The calculations of these averages do not include domestic or subproduct sales.

domestic and imported sources) accounted for only 44% of the plant's requirements during the quarter.

As of this date, no short-term solution has been identified to remedy the dearth of pellets. The Venprecar plant will continue to limit its production to a volume representing approximately 60% of its installed capacity while this situation continues to exist.[3]

SPECIAL SHAREHOLDERS MEETINGS TO BE HELD ON JULY 28

Sivensa has issued a summons for special shareholders meetings to be held on Monday, July 28th, in Caracas. In the first meeting a proposal to substitute the dividend in kind approved during the shareholders meeting held on November 30, 2007 will be discussed. In the second meeting, which will take place immediately after the first, the Board will propose: i) the announcement and distribution of a cash dividend, and ii) a Company Share Repurchase Program. More detailed information about these proposals is available in the Sivensa website at www.sivensa.com.ve.

IBH DEBT RESTRUCTURING

As reported in the press release published on July 1st, IBH decreased its debt to US$ 76.6 million as a result of the following factors and measures: i) the increase in briquette prices in the international market; ii) the capital contributions from debt and securities (proportionally made by the shareholders of IBH de Venezuela, an IBH subsidiary); iii) the amendment and execution of the call option agreement on IBH de Venezuela shares; and iv) the debt restructuring agreement.

In order to reach the pertinent capitalization agreements and exercise the call option[4] that IBH had on IBH de Venezuela shares, at a price of US$ 76.6 million, Sivensa deemed it appropriate for its Invermetal subsidiary to extend Venprecar a loan for the same amount, which will be maturing in five years and will be repaid in quarterly installments for equal amounts, accruing interest at a rate of 12% during the first year. The debt reduction

[3] For more information regarding IBH results during the quarter, please refer to the website at www.ibh.com.ve

[4] Please note that said option originally contemplated that the exercise price would be established within a range from US $34 million to US $80 million, depending on certain financial conditions and the exercise date. The present value of the original agreement was recorded in the company's Financial Statements for the period closing March 31, 2008 at US$ 24.37 million.

accomplished by IBH shareholders without dilution marks an important milestone toward achieving financial stability for this operational subsidiary.

SOCIAL RESPONSIBILITY

The Fundametal Center for Applied Knowledge, an educational institution sponsored by Sivensa, joined the training effort undertaken by the Catia Community Center by training 19 electricians who participated in the Accelerated Training Program. Fundamental currently has 1,100 apprentices in training distributed throughout its facilities at Valencia, Guayana and Caracas. These youths from vulnerable sectors are being trained for vocational technical or business careers, which will enable them to join the work force at an earlier time. As part of their training, apprentices must also contribute to the community by means of social action initiatives such as park rehabilitation, school desk repairs or recreational activities for children. During the April-June quarter, Fundametal apprentices participated in various such activities benefiting children in schools and health clinics in Valencia and Caracas.

Within the framework of the *Steel with Added Value* Program, Sidetur executed the third phase of *Proyecto Los Condominios*, its condominium project aimed at improving the quality of housing in the Carapita community. The company supported this initiative through donations and discounted sales of construction materials, as well as by organizing and providing expertise in the area of urban development. In addition, Sidetur continued to drive its tree planting and beautification project at the YMCA Sports Center in San Martín, which is used by thousands of youths in western Caracas.

IBH also continued to advance its program to prevent drug use by means of a series of lectures at basic and diversified educational institutions in the Guayana region, with 11,300 students participating in these programs since the beginning of the school year. In addition, the Technological Inclusion Program for workers and their families continued to consolidate its presence with the assignment of instructors and a Computer Room sponsored by Fundametal. Four computer application courses were offered during this quarter. Forty people, including the wives of several company employees, attended the courses.

Siderúrgica Venezolana SIVENSA S.A. is a Venezuelan corporation comprising two business units: Sidetur, engaged mainly in the manufacture of steel products for the construction, manufacturing and infrastructure industries, and International Briquettes Holding, IBH, whose Venprecar and Orinoco Iron plants produce reduced iron briquettes to be used as a high-quality raw material in the steel industry. At June 30, 2008, Sivensa employed 2,830 workers.

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
JUNE 30, 2008 AND 2007

(Thousands of US Dollars)

	2008	2007
Assets		
Current Assets		
Cash and cash equivalents	136,679	157,328
Restricted funds in trust	63,937	-
Accounts receivable		
Commercial and other	158,552	139,291
Related companies	96	86
Advances to suppliers	18,486	15,663
Inventories	121,141	117,769
Pre-paid expenses and other current liabilities	4,542	6,706
Total Current Liabilities	503,433	436,843
Property, plant and equipment, net	1,429,744	1,330,098
Investments kept until expiration	11,907	107,058
Related companies	161	161
Deferred taxes	16,576	15,179
Deferred charges and other non-current assets	20,806	9,333
Total Assets	1,982,627	1,898,672
Liabilities and shareholders' equity		
Current Liabilities		
Short-term bank loans	27,082	17,151
Short-term portion of long-term loan	5,000	22,744
Accounts payable:		
Suppliers	111,246	118,769
Related companies and shareholders	69,335	45,270
Advances from suppliers	9,252	5,213
Profit, sharing, vacations and other personnel accruals	25,938	22,140
Taxes	13,171	26,232
Dividend payable	62,673	-
Other current liabilities	19,818	22,332
Total current liabilities	343,515	279,851
Long-term loan	90,212	457,018
Long-term supplier	-	3,077
Accruals for employee termination benefits, net of advances	16,799	18,351
Other long-term liabilities and accruals	19,970	53,794
Deferred taxes	221,081	194,210
Total liabilities	691,577	1,006,301
Capital Stock	312,050	311,121
Share premium	8,222	8,222
Net effect of combination (merger) of subsidiaries	119,483	119,483
Revaluation of fixed assets	223,341	166,784
Difference between fair value and cost of shares of subsidiaries	332,516	130,029
Unrealized gain on available-for-sale investment	-	9,961
Unappropriated earnings		
Legal reserve	31,112	31,112
Déficit	(74,823)	(113,681)
Effect for translation	-	(1,104)
Total shareholders' equity majority	951,901	661,927
Minority Interests	339,149	230,444
Total shareholders' equity	1,291,050	892,371
Total liabilities and shareholders' equity	1,982,627	1,898,672

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF RESULTS
QUARTERS ENDED JUNE 30, 2008 AND 2007

(Thousands of US dollars, except average outstanding shares)

	2008	2007 (*)
Continued operations		
Net sales		
Exports	178,233	122,598
Domestic	170,950	119,658
	349,183	242,256
Cost of sales	(263,505)	(186,389)
Gross profit	85,678	55,867
General, administrative expenses	(19,205)	(16,809)
Other operating income (expenses) net	(2,785)	4,217
Operating profit	63,688	43,275
Interests and other financial expenses	(27,244)	(12,458)
Effect for translation	532	(299)
	(26,712)	(12,757)
Net gain on sale and valuation of investment	-	29,056
Profit before taxes	36,976	59,574
Taxes	(6,880)	(21,541)
Net profit from continuing operations	30,096	38,033
Discontinued operation		
Net profit discontinued operation	-	4,676
Net profit	30,096	42,709
Net profit attributable to:		
Sivensa shareholders		
Continued operations	26,950	30,830
Discontinued operations	-	6,418
	26,950	37,248
Minority interests in subsidiaries		
Continued operations	3,146	7,203
Discontinued operations	-	(1,742)
	3,146	5,461
	30,096	42,709
Net profit attributable to Sivensa shareholders (in US$)	0.541	0.763
Weighted average of outstanding shares (thousands)	49,830	48,830

(*) Restated for comparative purposes

SIDERÚRGICA VENEZOLANA "SIVENSA", S.A AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF RESULTS

NINE MONTHS ENDED JUNE 30, 2008 AND 2007

(Thousands of US dollars, except weighted average of outstanding shares)

	2008	2007 (*)
Continued operations		
Net sales		
Exports	355,212	295,554
Domestic	417,157	332,749
	772,369	628,303
Cost of sales	(634,868)	(505,331)
Gross profit	137,501	122,972
General, administrative expenses	(54,503)	(45,157)
Other operating income (expenses) net	60,137	16,934
Operating profit	143,135	94,749
Interests and other financial expenses	(56,267)	(46,572)
Effect for translation	(77)	(1,083)
	(56,344)	(47,655)
Net gain on sale and valuation of investment	-	29,056
Profit before taxes	86,791	76,150
Taxes	(20,481)	(29,918)
Net profit from continuing operations	66,310	46,232
Discontinued operation		
Net profit discontinued operation	-	8,663
Net profit	66,310	54,895
Net profit attributable to:		
Sivensa shareholders		
Continued operations	58,374	45,570
Discontinued operations	-	8,395
	58,374	53,965
Minority interests in subsidiaries		
Continued operations		
Discontinued operations	7,936	662
	-	268
	7,936	930
	66,310	54,895
Net profit attributable to Sivensa shareholders (in US$)	1.176	1.105
Weighted average of outstanding shares (in thousands)	49,644	48,830

(*) Restated for comparative purposes

END